UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Grindrod Shipping Holdings Ltd.

(Name of Subject Company)

Grindrod Shipping Holdings Ltd.

(Name of Person(s) Filing Statement)

Ordinary Shares, no par value

(Title of Class of Securities)

Y28895103

(CUSIP Number of Class of Securities)

Stephen Griffiths

Interim Chief Executive Officer and Chief Financial Officer

#03-01 Southpoint

200 Cantonment Road

Singapore 089763

Tel: 65 6632 1315

Fax: 65 6323 0046

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With a Copy to:

Philip Richter

Roy Tannenbaum

Joshua Wechsler

Fried, Frank, Harris, Shriver & Jacobson LLP

Tel: (212) 859-8000

Fax: (212) 859-4000

One New York Plaza

New York, New York 10004

United States

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of the following communications concerning a voluntary conditional general offer (the “Tender Offer”) by Good Falkirk (MI) Limited (the “Offeror”), a wholly-owned subsidiary of Taylor Maritime Investments Limited (“TMI”), to acquire all of the issued shares in the capital of Grindrod Shipping Holdings Ltd. (the “Company”), other than shares held by the Offeror or shares held in treasury.

Exhibit No.	Description

99.1	Clarificatory Announcement regarding Voluntary Conditional Cash Offer for Grindrod Shipping Holdings Ltd. by Good Falkirk (MI) Limited, a wholly-owned subsidiary of Taylor Maritime Investments Limited, dated October 14, 2022 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Taylor Maritime Investments Limited on October 14, 2022).

Notice to Shareholders and Potential Investors

The Tender Offer by Good Falkirk (MI) Limited referred to in this report has not commenced. This report is neither an offer to purchase nor a solicitation of an offer to sell any securities, nor is it a substitute for any tender offer materials that Good Falkirk (MI) Limited will file, and the solicitation/recommendation statement on Schedule 14D-9 that the Company will file, with the SEC, when the Offeror commences the Tender Offer. Any solicitation and offer to buy shares of the Company will only be made pursuant to an offer to purchase and related tender offer materials. Good Falkirk (MI) Limited will file with the SEC a tender offer statement on Schedule TO and other necessary filings and in connection therewith the Company will file a solicitation/recommendation statement on Schedule 14D-9 and other necessary filings with the SEC with respect to the Tender Offer. THE FOREGOING TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS) AND ANY SUCH SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WILL CONTAIN IMPORTANT INFORMATION. ANY HOLDERS OF SHARES ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. Once the Tender Offer is commenced, the offer to purchase, the related letter of transmittal and the solicitation/recommendation statement and other filings related to the Tender Offer will be made available for free at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s internet website at grinshipping.com/investorrelations.

Forward-Looking Statements

This report contains forward-looking statements related to a planned Tender Offer by the Offeror to acquire all of the issued shares in the capital of the Company, other than shares held by the Offeror or shares held in treasury, that involves substantial risks and uncertainties that could cause any actual outcome to differ materially from those expressed or implied by such statements. These forward-looking statements are subject to risks and uncertainties including, among other things, satisfaction or waiver of the conditions precedent set forth in the Transaction Implementation Agreement (including by reason of the failure to obtain necessary regulatory approvals) in the anticipated timeframe or at all, including uncertainties as to whether and how many Company shareholders will tender their shares into the Tender Offer and the possibility that the transactions contemplated by the Transaction Implementation Agreement are not consummated; disruption from the announced Tender Offer by TMI making it more difficult to maintain business and operational relationships and significant transaction costs. A further description of risks and uncertainties relating to the Company can be found in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021 filed with the SEC on March 25, 2022, and in the subsequent interim financial information included in the Company Report on Form 6-K furnished to the SEC on August 17, 2022, all of which are available for free at the SEC’s website at www.sec.gov. Copies of these documents are also available free of charge on the Company’s internet website at grinshipping.com/investorrelations.